UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bebe Stores, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

075571109

(CUSIP Number)

Michael Zimmerman

Prentice Capital Management, LP

100 West Putnam Avenue-Slagle House

Greenwich, CT 06830

(212) 756-8040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 075571109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,377,081
Owned by	9.	Sole Dispositive Power:	0
Each Reporting Person With	10.	Shared Dispositive Power:	4,377,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,377,081 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.55%*

14.	Type of Reporting Person (See Instructions): PN

*Beneficial ownership percentage is based upon 78,888,430 shares of common stock, $0.001 par value per share, of Bebe Stores, Inc., a California corporation (the “Issuer”), issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016.

Cusip No. 075571109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Long/Short Equity Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,377,081
Owned by	9.	Sole Dispositive Power:	0
Each Reporting Person With	10.	Shared Dispositive Power:	4,377,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,377,081 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.55%*

14.	Type of Reporting Person (See Instructions): PN

*Beneficial ownership percentage is based upon 78,888,430 shares of common stock, $0.001 par value per share, of the Issuer issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016.

Cusip No. 075571109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,377,081
Owned by	9.	Sole Dispositive Power:	0
Each Reporting Person With	10.	Shared Dispositive Power:	4,377,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,377,081 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.55%*

14.	Type of Reporting Person (See Instructions): IN

*Beneficial ownership percentage is based upon 78,888,430 shares of common stock, $0.001 par value per share, of the Issuer issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on March 4, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on March 14, 2016 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on April 5, 2016 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Bebe Stores, Inc. (the “Issuer”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No.3 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No 3, the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 20, 2016, Prentice Capital Long/Short Equity Fund, L.P. sent to the Board of Directors of the Issuer a demand (the “Section 1600 Demand Letter”) to inspect the Issuer’s stockholder lists and ledgers pursuant to Section 1600 of the California Corporations Code. A prior demand was inadvertently sent to the Board of Directors of the Issuer and the Issuer’s registered agent in Delaware pursuant to Section 220 of the Delaware General Corporation Law. The foregoing description of the Section 1600 Demand Letter in this Item 4 is qualified in its entirety by reference to the complete text of the Section 1600 Demand Letter, which has been filed as Exhibit 99.5 to this Amendment No. 3 and which is incorporated herein by reference.

Item 7.	Materials to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibit:

Exhibit 99.5 Demand Letter, dated April 20, 2016, from Prentice Capital Long/Short Equity Fund, L.P. to the Board of Directors of the Issuer.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2016

PRENTICE CAPITAL LONG/SHORT EQUITY FUND, LP

By: Prentice Capital Management, LP,
its Investment Manager

By:	/s/ Michael Zimmerman
	Name:	Michael Zimmerman
	Title:	CEO

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
	Name:	Michael Zimmerman
	Title:	CEO

/s/ Michael Zimmerman
Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

Exhibit Index

Exhibit	Description

99.1	Joint Filing Agreement, dated March 4, 2016, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.*
99.2	Letter, dated March 4, 2016, from Prentice Capital Management to the Board of Directors of the Issuer.*
99.3	Letter, dated March 14, 2016, from Prentice Capital Management to the Board of Directors of the Issuer.*
99.4	Demand Letter, dated April 5, 2016, from Prentice Capital Long/Short Equity Fund, L.P. to the Board of Directors of the Issuer.*
99.5	Demand Letter, dated April 20, 2016, from Prentice Capital Long/Short Equity Fund, L.P. to the Board of Directors of the Issuer.

*Previously filed

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